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                               May 12, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 28,
2023
                                                            CIK No. 0001957001

       Dear Li Siu Lun Allan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Exhibit 23.1, page 1

   1. Please have your auditor's revise their consent to also include their consent to refer to them as experts in the
registration statement.
       Recent Regulatory Developments in China, page 7

   2. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct
and indirect overseas listings and offerings. Please revise to prominently disclose
how, if at all, the Trial Measures apply to this transaction, whether you and relevant
parties to this transaction have complied with your obligations under the
 Li Siu Lun Allan
FirstName  LastNameLi Siu Lun Allan
Fenbo Holdings  Ltd
Comapany
May        NameFenbo Holdings Ltd
     12, 2023
May 12,
Page 2 2023 Page 2
FirstName LastName
         Trial Measures, and the risks to investors of non-compliance. Dividends and Dividend Policy, page 51

3. Your disclosure indicates that the declaration of a HKD 10 million dividend did not result in a cash outflow, as it was offset against an amount due to a shareholder. Please clarify your accounting, as if you previously owed amounts to a shareholder and declared a dividend, it would appear as though you owed the amounts previously due plus the dividend declared. Clarify which line item in the balance sheet regarding amounts with related parties was effected by this transaction.
4. We note your disclosure that no dividend was declared or paid by you or your Operating
         Subsidiaries for the fiscal year ended December 31, 2021; however, the activity on page
         F-5 (consolidated statements of changes in shareholders' equity) indicates a dividend declared for HKD 3,370,000. Please advise or revise as necessary.
5. We note that you declared a dividend of HK$10,000,000 but "there was no cash flow effect as the dividend declared was offset against the amount due to a shareholder." Please revise to describe in detail the nature and terms of the amount due to such shareholder.
Related Party Transactions, page 91

6. Item 7.B. of Form 20-F requires that you include information since the beginning of the
         company   s preceding three financial years up to the date of the
document. Please revise.
Report of Independent Registered Public Accounting Firm, page F-2

7.       Please revise to have your auditor date the report.
Financial Statements
Notes to the Consolidated Financial Statements
Note 10. Related party balances and transactions, page F-18

8. We refer to the sale-leaseback transaction disclosed on page 91. Please address the following:
             Considering the significance of the transaction, revise note 10 to include disclosure for this transaction required by ASC 850-10-50-1 and note 7 in accordance with ASC
              842-20-50-7.
             Demonstrate how you met sale-leaseback accounting under ASC 842-40-25-1.
             Provide us with your calculation of the gain.
             Clarify where the receipt of the HKD13.8 million is in your statement of cash flows.
Exhibits

9.       Please revise to add exhibit 21, subsidiaries of the registrant. See
Item 601(b)(21) of
         Regulation S-K.
 Li Siu Lun Allan
Fenbo Holdings Ltd
May 12, 2023
Page 3

       You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexander King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameLi Siu Lun Allan                      Sincerely,
Comapany NameFenbo Holdings Ltd
                                                        Division of Corporation
Finance
May 12, 2023 Page 3                                     Office of Manufacturing
FirstName LastName